UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 25049

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)

                           Athena Neurosciences, Inc.
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                        (Name of Issuer)

                          Common Stock, $.01 par value
- -----------------------------------------------------------------------------
                 (Title of Class of Securities)

                                 046854105
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                         (CUSIP Number)

            William F. Daniel, Elan Corporation, plc
              Monksland, Athlone, County Westmeath,
                           Ireland, 011-353-902-94666
- ------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to
Receive Notices
                       and Communications)

                                May 31, 1996
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     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filled" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 046854105

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON

                  Elan Corporation, plc


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
      GROUP*                                                           (a) /_/

                        N/A
                                                                       (b) /_/

3.    SEC USE ONLY




4.    SOURCE OF FUNDS

                        WC
                                                                            __
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      /_/
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                        N/A

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Ireland

7.    SOLE VOTING POWER

                  2,400,000 (assuming (i) the conversion
                  of a convertible note into 1,200,000
                  shares of Common Stock and (ii) the
                  exercise of two warrants for 400,000
                  and 500,000 shares of Common Stock,
                  respectively)

8.    SHARED VOTING POWER

                  NONE

9.    SOLE DISPOSITIVE POWER

                  2,400,000 (assuming (i) the conversion
                  of a convertible note into 1,200,000
                  shares of Common Stock and (ii) the
                  exercise of two warrants for 400,000
                  and 500,000 shares of Common Stock,
                  respectively)


10.   SHARED DISPOSITIVE POWER

                  NONE

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

                  2,400,000 (assuming (i) the conversion
                  of a convertible note into 1,200,000
                  shares of Common Stock and (ii) the
                  exercise of two warrants for 400,000
                  and 500,000 shares of Common Stock,
                  respectively)



                                                                            __
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES                                                             /_/
      CERTAIN SHARES

                  NONE

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
      (11)

                  8.0% (assuming (i) the conversion of a
                  convertible note into 1,200,000 shares
                  of Common Stock and (ii) the exercise
                  of two warrants for 400,000 and
                  500,000 shares of Common Stock,
                  respectively)


14.   TYPE OF REPORTING PERSON

                  CO

            This Amendment No. 2 is filed on behalf of Elan
Corporation plc, a public limited company organized and existing under the laws of Ireland ("Elan"), and amends the Schedule 13D dated February 23, 1996 and as amended on March 22, 1996 (the "Schedule 13D"), filed by Elan with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Athena Neurosciences,
Inc., a Delaware corporation (the "Issuer").  This
Amendment No. 2 to the Schedule 13D hereby amends Items
3, 5, 6 and 7 of such Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning set forth in such Schedule
13D.

Item 3.     Sources and Amount of Funds or Other
Consideration

            No changes except for the addition of the following:

            On May 31, 1996, Elan, the Issuer and
PaineWebber R&D Partners III, L.P., a limited partnership
organized and existing under the laws of the state of
Delaware ("PaineWebber L.P.") entered into a Purchase and
Assignment Agreement whereby Elan purchased from
PaineWebber L.P. a warrant (the "PaineWebber Warrant") to
purchase 500,000 shares of the Common Stock of the Issuer
and certain rights to a potential product of the Issuer
for an aggregate purchase price of $6,000,000.  The
PaineWebber Warrant is not exercisable, if at all, until
the earlier of (i) the occurrence of certain specified
events or (ii) March 1, 1998.   The exercise price for
the PaineWebber Warrant is the lesser of (a) $8.20 per share or (b) the average of the closing prices for the Common Stock of the Issuer for the 60 consecutive days during which the Nasdaq National Market is open for business immediately preceding the first day on which the PaineWebber Warrant could be exercised. The source of funds for the purchase by Elan of the PaineWebber Warrant and those certain rights referenced above was working capital.


Item 5.     Interest in the Securities of the Issuer

            Subsections (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety as follows:

            (a)   As of the date hereof, based upon the
number of shares of Common Stock of the Issuer outstanding as of May 9, 1996, as set forth in the Prospectus-Proxy Statement dated May 17, 1996 of Elan and the Issuer, Elan beneficially owns 2,400,000 shares of Common Stock of the Issuer, representing approximately
8.0% of the total outstanding shares of Common Stock of the Issuer, including (i) 1,200,000 shares of Common
Stock which Elan Pharma has the right to acquire pursuant to the convertible note, (ii) 400,000 shares of Common
Stock which Elan International has the right to acquire pursuant to the Warrant and (iii) 500,000 shares of Common Stock which Elan has the right to acquire under certain circumstances pursuant to the PaineWebber
Warrant.  Except as disclosed in this Item 5(a), neither
Elan, nor, to the best of Elan's knowledge, any other person named in Item 2 of Amendment No. 1 to the Schedule
13D filed on March 22, 1996 beneficially owns any of the Issuer's Common Stock.

            (b) To the best knowledge of Elan, it has sole power to vote or direct the vote and to dispose of or direct the disposition of all of the shares of Common
Stock beneficially owned by it.

            (c)   No transaction in the Common Stock has
occurred involving any person named in paragraph (a) above during the past 60 days, other than the execution of the Purchase Agreement described in items 3 and 4 of Amendment No. 1 to the Schedule 13D filed on March 22,
1996 and the purchase of the PaineWebber Warrant described in Item 3 above.


Item 6.     Contracts, Arrangements, Understandings
            or Relationships with Respect to
            Securities of the Issuer

            Item 6 is amended and restated in its entirety as follows:

            There is no contract, arrangement,
understanding or relationship between Elan or any of its executive officers or directors, or to the best knowledge of Elan, among such persons and any other person with respect to any securities of the Issuer, except as set forth elsewhere herein with respect to the Merger
Agreement, the Loan Agreement, the Warrant and the PaineWebber Warrant.


Item 7.     Material to be Filed as Exhibits

            No changes except the addition of the
following:

            Exhibit 2 Purchase and Assignment Agreement by and among Elan, the Issuer and PaineWebber
                           L.P.
                           dated May 31, 1996.

                                  SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  June 5, 1996

                                    ELAN CORPORATION, PLC.


                                    By:     Thomas G. Lynch
                                        -------------------------------
                                       Name:  Thomas G. Lynch
                                       Title: Executive Vice
                                              President and Chief
                                              Financial Officer

                                Exhibit Index

            Exhibit 2 Purchase and Assignment Agreement by and among Elan, the Issuer and PaineWebber
                           L.P. dated May 31, 1996.

                      PURCHASE AND ASSIGNMENT AGREEMENT


            THIS AGREEMENT, made as of May 31, 1996 (the "Effective Date"), among ATHENA NEUROSCIENCES, INC., a corporation organized and existing under the laws of the State of Delaware ("Athena"), PAINEWEBBER R&D PARTNERS III, L.P., a limited partnership organized and existing under the laws of the State of Delaware
(the "Fund") and Elan Corporation, plc., a public limited company existing under the laws of Ireland ("Elan"):


                        W I T N E S S E T H  T H A T:

            WHEREAS, the Fund is the holder of a Warrant No. CO-1 and a Warrant No. CA-1 each for the purchase of 500,000 Shares of Common Stock of Athena (respectively the "Core Warrant" and the "Callable Warrant") and a party to the Agreements (as defined in
Section 1.5 hereof) with Athena;

            WHEREAS, the Fund desires to sell, transfer and assign its rights, title and interest to the Callable Warrant and the Agreements and Elan desires to purchase, acquire and assume such rights, title and interest;

            WHEREAS, the Fund will deliver the Callable Warrant to Elan and Athena will consent to such assignment of the Callable
Warrant and the Agreements simultaneously with the signing hereof;

            WHEREAS, Elan will pay to the Fund on the date hereof the sum of Six Million Dollars ($6,000,000);

            NOW, THEREFORE, in consideration of the mutual covenants expressed herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Athena, the Fund and Elan agree as follows:

                                  ARTICLE I

                        ASSIGNMENT AND ASSUMPTION AND
                 PURCHASE AND SALE OF WARRANT AND AGREEMENTS

1.1. Subject to Section 1.6 below, simultaneously with the execution and delivery hereof, upon the terms and subject to the conditions set forth herein and in reliance upon the representations and warranties contained herein, the Fund hereby sells, transfers and assigns to Elan, and Elan hereby purchases, assumes and acquires from the Fund all of the Fund's right, title and interest in and obligations under the Callable Warrant and the Agreements in consideration of the payment of the Purchase Price (as defined in Section 1.3) by Elan to the Fund.

1.2. Simultaneously with the execution and delivery hereof, the Fund will deliver to Elan the warrant certificate representing the Callable Warrant and Athena will consent to the assignment of the Callable Warrant and the Agreements by the Fund to Elan.

1.3. Simultaneously with the execution and delivery hereof, Elan will pay to the Fund a purchase price (the "Purchase
       Price") equal to six million dollars ($6,000,000) by means of a wire transfer made in accordance with the instructions provided by the Fund.

1.4. Subject to Section 1.6 below, simultaneously with the execution and delivery hereof, all references to the Fund within the Callable Warrant and each of the Agreements other than the Program Agreement shall be references to Elan or its designee, and Elan shall succeed to all of the rights and assume all of the obligations of the Fund under the callable Warrant and the Agreements.

1.5. As used in this Agreement, the term the "Agreements" shall mean collectively the Program Agreement between Athena and the Fund, dated November 17, 1994 (the "Program Agreement"), the Development Agreement between Athena and the Fund, dated November 17, 1994, the Technology Agreement between Athena and the Fund, dated November 17, 1994, and the Purchase Option Agreement between Athena and the Fund dated November 17, 1994 (the "Purchase Option Agreement").

1.6. Nothing in this Agreement shall be deemed to affect the Fund's rights and obligations with respect to the Core Warrant and the Common Stock issuable thereunder, whether arising under the Core Warrant or the Program Agreement, and Elan and Athena will not amend the Program Agreement in any manner adverse to such rights and obligations without the prior written consent of the Fund.

                                     ARTICLE II

                               AGREEMENTS AND CONSENTS
                                      OF ATHENA

2.1. Pursuant to Section 8.4(b) of the Program Agreement, Athena hereby consents to and approves the assignment and sale by the Fund of the Callable Warrant and the Agreements to Elan.

2.2. Athena hereby agrees to indemnify Elan to the same extent it indemnified the Fund pursuant to Appendix B of the Program Agreement.

2.3 Athena hereby agrees to recognize Elan for all purposes as the valid assignee as of the Effective Date under the Callable Warrant and the Agreements.


                                     ARTICLE III

                           REPRESENTATIONS AND WARRANTIES

3.1.   Representations and Warranties of the Fund.

           (a) Capacity, Authority and Validity. The Fund has the full right, power and capacity to execute, deliver and perform this Agreement, and all requisite partnership action necessary to authorize the execution, delivery and performance by the Fund of this Agreement has been duly taken and no approval of, filing with, or other action by or in respect of, any governmental body, agency or official is required in connection with the execution, delivery and performance of this Agreement by the Fund. This Agreement constitutes a valid and binding agreement of the Fund and is enforceable against the Fund in accordance with its terms.

           (b) Non-Contravention. The execution, delivery and performance by the Fund of this Agreement will not violate, conflict with, or constitute a default under, the Fund's agreement or certificate of limited partnership or the terms and provisions of any material agreement, license, trust, indenture, mortgage or other instrument or restriction to which the Fund is party or by which it or any of its assets or property may be bound, or any statute, law, rule, regulation, judgment, decree, order, award, writ or injunction applicable to the Fund or any of its assets or property.

           (c) Valid Title. The Fund has, as of the date hereof, valid, good and marketable title to the Callable Warrant free and clear of any lien, claim or encumbrance (except as contained in the Purchase Option Agreement) and can assign the Agreements free and clear of any lien, claim or encumbrance (except as contained in the Purchase Option Agreement).

           (d) No Violations. To the best of its knowledge, the Fund is not in violation of the Callable Warrant or the Agreements.

3.2.   Representations and Warranties of Elan.

           (a) Capacity, Authority and Validity. Elan has the full right, power and capacity to execute, deliver and perform this Agreement, and all requisite corporate action necessary to authorize the execution, delivery and performance by Elan of this Agreement has been duly taken and no approval of, filing with, or other action by or in respect of, any governmental body, agency or official is required in connection with the execution, delivery and performance of this Agreement by Elan. This Agreement constitutes a valid and binding agreement of Elan and is enforceable against Elan in accordance with its terms.

           (b) Non-Contravention. The execution, delivery and performance by Elan of this Agreement will not violate, conflict with, or constitute a default under, Elan's articles of association or the terms and provisions of any material agreement, license, trust, indenture, mortgage or other instrument or restriction to which Elan is party or by which it or any of its assets or property may be bound, or any statute, law, rule, regulation, judgment, decree, order, award, writ or injunction applicable to Elan or any of its assets or property, and (except as contained in the Purchase Option Agreement) will not result in the creation of any lien, claim or encumbrance upon any property or assets of Elan.

3.3.   Representations and Warranties of Athena

           (a) Capacity; Authority; Validity. Athena has the full right, power and capacity to execute, deliver and perform this Agreement and all requisite corporate action necessary to authorize the execution, delivery and performance by Athena of this Agreement has been duly taken and no approval of, filing with, or other action by or in respect of, any governmental body, agency or official is required in connection with the execution, delivery and performance of this Agreement by Athena. This Agreement constitutes a valid and binding agreement of Athena and is enforceable against Athena in accordance with its terms.

           (b) Non-Contravention. The execution, delivery and performance by Athena of this Agreement does not impair, violate, conflict with, or constitute a default under, the charter or bylaws of Athena or any material agreement, license, trust, indenture, mortgage or other instrument or restriction to which Athena is a party or by which Athena or any assets or property of Athena may be bound, or any statute, law, rule, regulation, judgment, decree, order, award, writ or injunction applicable to Athena, or any assets or property of Athena and (except as contained in the Purchase Option Agreement) will not result in the creation of any lien, claim or encumbrance upon any property or assets of Athena. Other than any consent by Elan under the Agreement and Plan of Merger among Elan, Athena and Elan Acquisition Corp. (which consent is hereby given by Elan by entering this Agreement), no consents, approvals, waivers, authorizations or filings are required from any Person in connection with the execution, delivery and performance of this Agreement except those which have previously been obtained and are in full force and effect.

           (c) Corporate Existence; Qualification. Athena is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own and lease its assets and property and to conduct its business, as at present conducted and as contemplated hereby and is duly licensed or qualified and in good standing in each jurisdiction in which the conduct of its business or the ownership or leasing of its assets and property makes such licensing or qualification necessary, except in those jurisdictions where the failure to so qualify would not have a material adverse effect on the business, assets, financial condition, results of operations or prospects of Athena.

           (d) No Violations. Athena is not in violation of any of the provisions of the Callable Warrant or the Agreements.


                                     ARTICLE IV

                                    MISCELLANEOUS

4.1. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original instrument but all of which taken together shall constitute one and the same agreement.

4.2. Severability. If any provision of this Agreement, or the application of any such provision to any person or circumstance, shall be held to be inconsistent with any present or future law, ruling, rule, or regulation of any court or governmental or regulatory authority having jurisdiction over the subject matter of this Agreement, such provision shall be deemed to be rescinded or modified in accordance with such law, ruling, rule, or regulation, and the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held inconsistent, shall not be affected thereby.

4.3. Captions. The captions in this Agreement are inserted for convenience of reference only, and shall not affect the interpretation or construction of any of the terms hereof.

4.4. Entire Agreement. This Agreement sets forth and constitutes the entire Agreement among Athena, Elan and the Fund with respect to the subject matter discussed herein and supersedes any and all prior agreements, understandings, promises and representations made by any party hereto.

4.5. Amendments. This Agreement may not be amended or modified in any manner except in writing signed by a duly authorized officer of Athena and Elan and, in the case of the Fund, a duly authorized officer of the General Partner.

            IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date first written above.

                                    ATHENA NEUROSCIENCES, INC.:


                                    /s/ John Groom
                                    --------------------------------------
                                    Name:  John Groom
                                    Title: President and Chief
                                           Executive Officer


                                    ELAN CORPORATION, plc.:


                                    /s/ Thomas G. Lynch
                                    ---------------------------------------
                                    Name:  Thomas G. Lynch
                                    Title: Executive Vice President
                                           and Chief Financial Officer


                                    PAINEWEBBER R&D PARTNERS III, L.P.,
                                    a limited partnership

                                    By:  PAINEWEBBER DEVELOPMENT
                                          CORPORATION, its sole
                                          general partner


                                    /s/ Richard F. McCormick
                                    ---------------------------------------
                                    Name:  Richard F. McCormick
                                    Title: Vice President